Alston&Birdllp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
May 7, 2010
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated April 19, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 6 to the Registration Statement (“Amendment No. 6”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 6. We have enclosed with the copy of this letter being provided via overnight delivery the revised sales literature.
Amendment No. 5 to Form S-11
Investment Objectives and Strategy, page 78
1.	Comment: Please provide updated support for all quantitative and qualitative data that you have revised. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any

Ms. Karen J. Garnett
May 7, 2010

of the supporting materials were prepared specifically for you in connection with this offering.

Response: We have enclosed with the copy of this letter being provided via overnight delivery support for all revised quantitative and qualitative business and industry data used in Amendment No. 6. None of the supporting materials were prepared specifically for the Issuer in connection with this offering.
Distributions, page 136
2.	Comment: Please expand your disclosure to clarify that you may also pay distributions from borrowings or the sale of assets to the extent distributions exceed cash flow from operations. Provide conforming changes in the appropriate risk factor and the prospectus summary.

Response: The Issuer has expanded its disclosure on the prospectus cover and pages 14, 19 and 136 as requested by the Commission.
Sales Literature
Brochure — Learn from the Past Position for the Future
Stable and Predictable Income
3.	Comment: Please clarify that the debt payments might not be paid or may not be paid when due. Make similar revisions to the CD Kit, the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, CD Kit, PowerPoint Presentation and the Website as requested by the Commission.
What is a REIT?
4.	Comment: Please revise the discussion of debt REITs to include a bullet point that identifies the circumstances that could result in a reduction in distribution payments and a decline in the value of the company. Also, clarify the reference to “investors principal value” in the equity REIT column and explain the relevance of principal repayment in the debt REIT column. Provide similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website as requested by the Commission.

Ms. Karen J. Garnett
May 7, 2010

Key facts about the offering
5.	Comment: Please clarify that your redemption plan may be modified, suspended or terminated and disclose the limit on the amount that may be redeemed each year. Please make similar revisions to the Fact Sheet and the CD Kit.

Response: The Issuer has revised the brochures, the Fact Sheet and the CD Kit as requested by the Commission.

6.	Comment: Please clarify that distributions may not be supported for a full two years of distribution payments and that upon termination of the agreement, you may not have sufficient funds available to fund distribution payments. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less. Make similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website as requested by the Commission.
Who is NorthStar Realty Finance Corp?
7.	Comment: In order to provide a more balanced presentation, please revise to discuss how NRF’s investment program is different from yours. We note the disclosure on page 106 of the prospectus.

Response: The Issuer has revised the brochures as requested by the Commission.
Investment Risks
8.	Comment: Please revise to give your risk factors discussion equal prominence to the other information in the brochure. Currently, the type size is significantly smaller and the list of risk factors is embedded into a single paragraph that is dense and difficult to read. Provide conforming changes in the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website as requested by the Commission.

9.	Comment: Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please

Ms. Karen J. Garnett
May 7, 2010

make similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website as requested by the Commission.
PowerPoint Presentation
10.	Comment: Please tell us how the investment risks will be incorporated into the presentation. It is not clear whether this information will be part of the script or will appear on a slide. Also, see our related comment above regarding the presentation of your risk factors.

Response: The Issuer has revised the PowerPoint Presentation to include as a third slide a bullet point list of risk factors that the presenter will read.

11.	Comment: Understanding the Difference (page 5). Please revise the description of equity-focused REITs to clarify that rents are contractual obligations of the tenants. Also, please clarify that equity-focused REITs may offer the opportunity for growth in investor principal when economic conditions cause property values to rise. Provide a similar clarification on pages 6 and 11.

Response: The Issuer has revised the PowerPoint Presentation as requested by the Commission.

12.	Comment: On pages 6 and 11, please clarify that the debt investor’s value may be impacted to the extent debt payments are not paid or not paid when due. Please make similar revisions on your website in the section “Why Debt-Focused REITs?”.

Response: The Issuer has revised the PowerPoint Presentation and website as requested by the Commission.

13.	Comment: Competitive Yields Over Time (page 10). Please balance the discussion of investment grade bonds with a similar discussion of other investments that you may include in your portfolio, such as non-investment grade bonds, subordinate mortgage loans, mezzanine loans and participations, and publicly traded REIT securities.

Response: The Issuer has revised the speaker’s notes to the PowerPoint Presentation as requested by the Commission.

Ms. Karen J. Garnett
May 7, 2010

14.	Comment: Benefits for Risk Averse Investors (page 14). We note the reference to price volatility in the next-to-last paragraph. Please balance this statement with a statement that investments in a non-listed REIT are highly illiquid and investors may not be able to sell or redeem their securities.

Response: The Issuer has revised the PowerPoint Presentation and as requested by the Commission.

15.	Comment: We note your reference to an offering card on page 21. Please tell us whether this refers to the Fact Sheet that you have provided for our review. If not, please provide the offering card to us for review

Response: The reference should refer to the Fact Sheet and the Issuer has revised accordingly.

16.	Comment: On page 24, you state: “The CMBS that are held in the portfolio trade in a marketplace that, generally, offers good liquidity.” In light of recent market conditions, it is not clear that this is accurate. Please provide support for this statement or remove it.

Response: The Issuer has removed this sentence in response to the Commission’s comment.
Website
17.	Comment: Please add a link to your Risk Factors on the home page.

Response: The Issuer respectfully submits that it already has a link to Risk Factors on the home page as well as every page of the Website. The Issuer has made this clear in the revised version of the Website that the Issuer has submitted to the Commission.

18.	Comment: To the extent there are links to PDF documents that constitute sales literature on your website, please provide these documents to staff for review if you have not previously done so.

Response: The Issuer has removed any sales literature from its Website that has not previously been provided to the Commission.
Terms of Use
19.	Comment: We note that you have disclaimed responsibility for information on your website in Articles IV, VI, and X. It is not appropriate for you to

Ms. Karen J. Garnett
May 7, 2010

disclaim responsibility for information that you present to investors on your website. Please remove these disclaimers.

Response: The Issuer has revised the Website as requested by the Commission.
Why Commercial Real Estate Debt?
20.	Comment: Please clarify that the capital supply source is Barclays Capital, December 22, 2009 and that the demand for capital source is Real Capital Analytics, January 2010, based on independent reports of properties $5 million and greater.

Response: The Issuer has revised the Website as requested by the Commission.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/  Rosemarie A. Thurston

Rosemarie A. Thurston
Partner

cc:	Mr. Andrew C. Richardson Mr. Albert Tylis Mr. James H. Sullivan